Cane Clark LLP			3273 E. Warm Springs Las Vegas, NV 89120
Kyleen E. Cane*	Bryan R. Clark^	Chad Wiener+	Telephone: 702-312-6255
Facsimile: 702-944-7100
Email: kcane@kcanelaw.com

April 20, 2005

UNITED STATES SECURITIES AND EXCHANGE
COMMISSION
Mail Stop 03-09
450 Fifth Street, N.W.
Washington, C.C. 20549

ATTENTION: Albert Lee

Re:     Darwin Resources Corporation
           Registration Statement on Form SB-2 File No. 333-123081
           Filed March 2, 2005
________________________________________________________________________________

We write on behalf of Darwin Resources Corporation. (the “Company”) in response to Staff's letter of March 31, 2005 by Jeffrey Riedler, Assistant Director of the United States Securities and Exchange Commission (the “Commission”) regarding the above-referenced Registration Statement on Form SB-2 (the “Comment Letter”). On behalf of the Company, we have filed with the Commission via the EDGAR system, a First Amended Registration Statement on Form SB-2 (the “First Amended SB-2"). We enclose with this letter a copy of the First Amended SB-2, plus a copy that has been redlined to show the changes from the previous filing.

The factual information provided herein relating to the Company has been made available to us by the Company. Paragraph numbering used for each response corresponds to the numbering used in the Comment Letter.

General

1.
please note that where we proved examples to illustrate what we mean by our comments, they are examples and not complete lists. If our comments are applicable to portions of the filing that we have not cited as examples, please make the appropriate changes in accordance with our comments.

In response to this comment, the Company will make all appropriate revisions in accordance with the comment set forth above.

2.	Provide a currently dated and appropriately signed consent from your independent accountants in the amendment for which you will request effectiveness.

In response to this comment, the Company included as currently dated and appropriately signed consent for its independent accountant.

Registration Statement Cover Page

3.
Although Form SB-2 does not contain a space to indicate that the securities are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, please revise to include this disclosure.

In response to this comment, the Company revised the registration statement cover page and included the disclosure requested in the comment above.

Prospectus Cover Page

4.	Please revise the first paragraph to indicate that the selling shareholders are offering up to 2,118,500 shares so that it is clear that some of the selling shareholders might not sell their shares.

In response to this comment, the Company revised the first sentence in the first paragraph of the prospectus cover page to indicate that the selling shareholders are offering up to 2,118,500 shares to reflect that some selling shareholders might not sell their shares.

Summary, page 4

5.	Please revise the second sentence in the first paragraph to state when your option in the Rustyiron mineral claim expires.

In response to this comment, the Company disclosed in the first paragraph of the summary the conditions precedent to exercising the option and default provisions which could result in the termination of the Property Option Agreement.

6.	Please explain the meaning of the terms “cells” and “adjoining cells.”

In response to this comment, the Company explained that a cell is a measurement for the area of a staked mineral claim. The Company deleted the term “adjoining cell” and described that the cells referred to are adjacent in their physical location to the other cells that comprise the Rustyiron mineral claims.

7.	It appears as though the date for the Property Option Agreement should be February 3 rather than February 7 based on the information in Exhibit 10.1. Please revise or advise.

In response to this comment, the Company revised its disclosure to correctly reflect that the date for the property option agreement is February 3.

Risk Factors

General

8.	We note your statement, “the trading price of our common stock could decline due to…” Please revise to clarify that currently your shares are not publicly traded.

In response to this comment, the Company clarified that shares of its common stock are not currently publicly traded.

9.
Please revise the risk factors where appropriate to replace generic language with specific disclosure of exactly how these risks have affected and will affect your operations, financial condition or business, and if practicable to quantify, the specific and immediate effects to investors of each risk that you have identified. Please revise to describe the adverse effect(s) in greater detail.

In response to this comment, the Company revised the risk factors to replace generic language with more specific disclosure to describe a particular risk is greater detail where appropriate.

10.
Please include a risk factor that addresses your option interests as it relates to the Canadian government. Specifically, that the availability to conduct an exploratory program on the Rustyiron mineral claim is subject to consent by the land owners, which is the Province of British Columbia. Furthermore, please disclose the Canadian government can at anytime eject you from the land or refuse Darwin’s or William Howell’s interest in the land. Finally, please discuss the risks and consequences should you or Mr. Howell either 1) not complete exploration work on the mineral claims and pay a filing fee or 2) not pay the government owners in place of exploration work. Is obtaining an extension of the expiration within the discretion of the Canadian government if you make the required payment? If it is, please disclose this information and the consequences if the extensions are not granted.

In response to this comment, the Company included a risk factor that addresses its option interest as it relates to the Canadian government. The Company discloses on a supplemental basis that obtaining an extension of the expiry dates of the mineral claims is nondiscretionary if the requisite payment is made.

11.
Given that Mr. Ferguson owns approximately 71% of the equity stock of Darwin Resources Corp., please add a risk factor that discusses the risk and potential consequences to your market price if Mr. Ferguson decides to sell his shares or a large number of his shares. In your discussion, please include the number of your presently outstanding shares held by him that are considered to be unrestricted pursuant to Rule 144.

In response to this comment, the Company added a risk factor that discusses the potential consequences to the market price in Mr. Ferguson were to sell all or a large number of his shares. At the present time, Mr. Ferguson has not held his shares for one full year and none of his shares are considered to be unrestricted under Rule 144.

12.
Please consider including a risk factor that discusses Darwin’s competition and your competitive position in your industry. If a small number of competitors are dominant in the industry, please identify them.

In response to this comment, the Company added a risk factor that discusses its competitive position in the industry. The Company also disclosed that competition exists from many competitors and not from a small number of dominant competitors in the industry.

13.
Please consider including a risk factor that addresses the maintenance of certain criteria should you become listed on the Over-The-Counter Bulletin Board and the consequences if you fail to meet these criteria.

In response to this comment, the Company added a risk factor that discusses the requirement that it remain current in its reporting requirements with the Commission should shares of its common stock be quoted on the over-the-counter bulletin board and that its securities will not be eligible for quotation if it does not remain current in its reporting requirements.

14.
Please include a risk factor which discusses the costs, risks and consequences of becoming a public company. For example, compliance and federal securities regulations, reporting requirements, Sarbanes-Oxley, etc.

In response to this comment, the Company included a risk factor that discusses the cost, risks, and consequences of becoming a public company.

15.
We note your discussion on page 28 relating to forming a joint venture with an alternate party if Mr. Howell chooses not to remain the operator. Please consider including a risk factor disclosing the possibility that you may not be able to find a party to perform this role on terms that you find acceptable.

In response to this comment, the Company added a risk factor discussing that it may not be able to retain an operator on acceptable terms in the event that Mr. Howell no longer acts in that capacity.

16.
We note your disclosure on page 34 which states “if commercial quantities are discovered, a ready market may not exist for the sale of the reserves.” Additionally you state that market fluctuations, and the proximity and capacity of natural resource markets may affect the marketability of substances discovered. Please include a risk factor disclosing the possibility that you may have difficulty selling substances if any are discovered.

In response to this comment, the Company included a risk factor discloses the possibility that it may not experience difficulty selling any substances if discovered.

17.
Please revise to include a risk factor disclosing that your stock will be considered a penny stock. The discussion should discuss the consequences of being considered a penny stock, including the impact on liquidity.

In response to this comment, the Company disclosed that its stock will be considered a penny stock and discussed the consequences associated with being considered a penny stock.

If we do not obtain additional financing, our business will fail, page 7

18.	Please revise to disclose the amount of estimated costs to complete the phase i exploration program and the first portion of a phase ii program.

In response to this comment, the Company disclosed that Phase I of its exploration program will cost $4,000 and the first portion of a Phase II exploration program will also cost $4,000.

Because we will need additional financing to fund our extensive exploration activities….page 8

19.	Please revise to discuss the effect the auditor’s going concern opinion may have on your attempts to obtain financing.

In response to this comment, the Company revised its disclosure to discuss the effect of the auditor’s going concern opinion on its attempts to obtain financing.

Because our executive officers do not have formal training specific….page 8

20.
Please revise the caption to eliminate the reference to “formal” training. It appears that Mr. Ferguson does not have formal training, informal training or experience in the industry. Please revise your caption accordingly.

In response to this comment, the Company deleted to word “formal” and replaced it with “any” to reflect that Mr. Ferguson has no training or experience in the industry.

Because we anticipate our operating expenses will increase prior to our….page 9

21.
Please revise the disclosure to indicate that as a result of continuing losses, you may exhaust your resources and be unable to complete the exploration of mineral claims. Additionally, clearly state that your accumulated deficit will continue to increase as you continue to incur losses.

In response to this comment, the Company revised its disclosure to indicate that as a result of continuing losses it may exhaust all resources and be unable to complete the exploration of the mineral claims. The Company also stated that its accumulated deficit will continue to increase as it continues to incur losses.

Because access to the Rustyiron mineral claims may be restricted by inclement weather….page 9

22.	Please revise to discuss the delays you have experienced due to the inclement weather.

In response to this comment, the Company revised its disclosure to further explain that it does not plan exploration operations in the winter months because of difficulty in accessing the mineral claims. Frequent inclement weather in the winter months also makes exploration activities unsafe and the planning of exploration activities unreliable.

Because our president has only agreed to provide his services on a part-time….page 9

23.	Please disclose that you do not have an employment agreement with Robert Ferguson. In addition, please disclose if you maintain a key man life insurance policy for him

In response to this comment, the Company disclosed that it does not have an employment agreement with Mr. Ferguson and also do not maintain a key man life insurance policy for him.

24.	Please disclose that you currently have no full or part-time employees for Darwin Resources Corporation or its wholly-owned subsidiary DEL Explorations Ltd.

In response to this comment, the Company disclosed that neither it nor its wholly-owner subsidiary currently have any full or part-time employees.

25.
Please consider whether the number of hours Mr. Howell is available to provide services to your company presents a risk. If it does, please revise to include a separate risk factor disclosing your dependence on Mr. Howell. The discussion should quantify the number of hours Mr. Howell can devote to your business and the consequences if these hours are not sufficient.

In response to this comment, the Company discloses on a supplemental basis that the exploration program in its early stages does not require a significant investment of time by Mr. Howell. The Company believes that the number of hours that Mr. Howell is available to provide services is sufficient and does not present a risk.

Because we will be subject to compliance with government regulation….page 10

26.	If you have experienced any difficulty with compliance of any laws that affect your business, please revise to describe the difficulties you have experienced and their impact on your business.

In response to this comment, the Company disclosed that it has not experienced any difficulty with compliance of any laws that affect its business.

Forward-Looking Statements, page 11

27.
Please delete the statement that investors “should not place too much reliance on these forward-looking statements.” This statement may appear to be a disclaimer of responsibility for the statements contained in your filing. It should be sufficient to state that actual results could differ materially from the forward-looking statements.

In response to this comment, the Company revised its disclosure in accordance with the comment set forth above.

Plan of Distribution, page 19

28.
As you have not included the possibility that selling shareholders may engage an underwriter to do a firm commitment offering, please note that if any selling shareholders enters into an agreement with an underwriter to do a firm commitment offering, we review this as a change requiring the filing of a post-effective amendment. The staff must declare the filing effective prior to commencement of the offering. Please confirm to us that you will file a post-effective amendment if the selling shareholders enters into a firm commitment offering agreement with an underwriter.

In response to this comment, the Company confirms that it will file a post-effective amendment if the selling shareholders enter in a firm commitment offering agreement with an underwriter.

Significant Employees, page 21

29.	Please add that Mr. Ferguson is your only employee to the first sentence in this section.

In response to this comment, the Company added that Mr. Ferguson is its only employee.

Description of Business

In General, page 26

30.	Please revise the Business section to clarify the status of your operations, For example:

•	The first sentence of the section states that you are engaged in the exploration of mineral properties;
•	The third sentence refers to “further” exploration; and
•	On page 38 you refer to the terms of the joint venture agreement.

                 Please revise to clarify that you intend to engage in exploration. Additionally, the discussion of the joint venture agreement should clarify that you have not entered into such an agreement and the discussion of the terms is actually a discussion of the expected terms of the agreement.

In response to this comment, the Company clarified that it intends to engage in the exploration of mineral properties. The Company deleted the term “further” because it is confusing and implies that exploration of the mineral claims has commenced. The Company use the word “proposed” to describe the joint venture agreement to make it clear that such an agreement has not been entered into at the present time. The Company also added language to clarify that the terms disclosed is a discussion of the expected terms of the proposed agreement.

31.	Please explain the term “staked” on page 27.

In response to this comment, the Company explained the meaning of the term “staked.”

32.
We note your statements that your exploration has not yet begun and your statements that you expect the work will be completed prior to the end of April 2005. If this estimate has changed since your registration statement was filed, please revise to provide updated information.

In response to this comment, the Company revised its disclosure and now expects the first phase of its mineral exploration program to be completed prior to the end of May 2005.

Competition, page 34

33.
Please expand on your discussion in this section, simply stating the industry is intensively competitive is not sufficient. For example, perhaps your disclosure can discuss other company(s) or individual(s) preempting your right to the mineral claims, the presence of larger more well-established exploration and mining companies in the industries, barriers to entry or the lack of such barriers, etc.

In response to this comment, the Company expanded its disclosure of the competitive features and barriers to entry into the mineral production industry. The Company discloses on a supplemental basis there are no companies or other individuals that can preempt its right to the mineral claims with the exception of the owner of the land, the Province of British Columbia. A risk factor was included regarding the Canadian government in response to comment 10.

Plan of Operations, page 36

34.
We note your statement on page 37 that the second phase of the exploration could be undertaken without the need to raise additional funding. This statement appears inconsistent with the statement on page 34 which says that in order to complete Phase II you will need to raise additional capital. Please revise and advise.

In response to this comment, the Company revised its disclosure to clarify that it has sufficient funding to commence the initial portion of Phase II, but additional funding will be required to complete Phase II of the exploration program.

35.
We note your disclosure that you have not take any steps or currently have not specific plans to raise additional capital on page 38. Please indicate if you expect to raise additional funds in the next 12 months. If you are unable to determine whether you will or not, please disclose the reasons.

In response to this comment, the Company disclosed that it intends to formulate plans regarding the necessity of securing additional funding following its receipt of the results of the initial phase of the exploration program.

36.	Please disclose how much time Mr. Howell can devote to your business.

In response to this comment, the Company disclosed in the description of business that Mr. Howell devote one to two weeks of his time on the property for the initial exploration phase and the initial part of the second exploration phase. The amount of his time required past these phases cannot be determined at this time.

Results of Operations for Period Ending January 31, 2004, page 39

37.
We note your disclosure that you anticipate professional fees to increase in the future in connection with the filing of the registration statement with the Securities and Exchange Commission. Expenses that relate to your offering should be deferred and deducted from the proceeds of the offering. Please refer to Staff Accounting Bulletin 5A.

In response to this comment, the Company is confused by the Commission’s comment set forth above because the Company will not receive any proceeds from the sale of the common stock sold by the selling shareholders.

38.	We note from page 42 that rent is $1,300 per month. Clarify in MD&A how much rent expense is reflected in the financial statements. Disclose when rent commenced.

In response to this comment, the Company revised its disclosure to reflect that the monthly payment due for rent is $1,000. There is no written rental agreement in place and the parties have agreed that payments were to commence beginning February 1, 2005. As a result, no rent payments are reflected in the financial statements for the period ended January 31, 2005.

Item 26. Recent Sales of Unregistered Securities

39.
For each of your private placements, please revise to identify the investors or classes of investors. Please note that we consider accredited investors to be a recognized class but do not recognize unaccredited investors to be an acceptable class.

In response to this comment, Mr. Ferguson is identified as the investor in the exempt offering pursuant to Section 4(2) of the Securities Act of 1933 on November 18, 2004. The identity of all the investors who purchase shares of common stock in the Company’s exempt offerings pursuant to Regulation S of the Securities Act on November 29, 2004 and January 29, 2005 are set forth in the selling shareholder table.

Consolidated Financial Statements

Report of Independent Registered Public Accounting Firm

40.
We note that your audit report was signed by an audit firm based in Vancouver, Canada. Please tell us how you concluded that it is appropriate to have an audit report issued by an auditor licensed outside of the United States. In accordance with Article 2 of Regulation S-X, we believe that the audit report of registrant (that is not a foreign private issuer) should ordinarily be rendered by an auditor licensed in the United States. Further guidance may be found in Section 5.K of “International Reporting and Disclosure Issues in the Division of Corporation Finance” on the Commission’s website at:

              http://www.sec.gov/divisions/corpfin/internatl/cfirdissues1104.htm#P442 69217.

              Please tell us whether your management and accounting records are located in the United States or Canada as well as where the majority of the audit work is conducted. We may have further comments.

In response to this comment, the Company discloses on a supplemental basis that it considered the following factors relevant in concluding that it was appropriate to have any audit report issued by an auditor licensed outside of the United States: (1) the Rustyiron mineral claims are located in Province of British Columbia, (2) it maintains office space in Vancouver, British Columbia, and (3) management and its accounting records are located in Canada. The Company is currently revaluating their decision to retain an auditor licensed outside of the United States.

41.	The audit report should refer to the consolidated financial statements. Please revise.

In response to this comment, the auditor revised its audit report to refer to the consolidated financial statements.

42.
Please verify the computation of loss per share. It appears that loss per share would be $.00. Also prove us your computation of shares outstanding. It is not clear how weighted average shares outstanding can be less than 5,200,000 initially issued.

In response to this comment, the Company revised the loss per shares to $0.00.

Consolidated Notes to Financial Statements

Note 2. Significant Accounting Policies

g) Foreign Currency Translation

43.	Please explain to us how your policy for translating transactions in foreign currency into U.S. dollars complies with SFAS 52.

In response to this comment, all of the Company’s assets (cash in bank) as of January 31, 2005 are held in U.S. dollars, except for a Canadian account which had a $35.00 CDN balance. All of the Company’s liabilities are translated into U.S. dollars at the time the liability is incurred and paid in U.S. dollars.

44.	Please quantify the amount of assets and liabilities that are not in U.S. dollars as of January 31, 2005.

In response to this comment, a Canadian bank account with a balance of $35.00 CDN dollars is the only asset that is not in U.S. dollars as of January 31, 2005. At January 31, 2005, the Company had no foreign dollar denominated liabilities.

Note 5. Commitments and Subsequent Events

45.	Please clarify whether the $1,979 has been paid to Howell. The summary section as well as the Plan of Operations indicate that his amount has been paid.

In response to this comment, the Company clarified in Note 5 that the $1,979 has been paid to Mr. Howell and the disclosure in the registration statement previously indicated that this amount was paid.

If you have any questions regarding this comment letter, please feel free to contact me at
702-312-6255. Thank You.

Sincerely,

/s/ Kyleen Cane
Kyleen Cane
CANE CLARK LLP